FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: March 6, 2009
Commission File Number 001-31528
IAMGOLD Corporation (Translation of registrant's name into English)

401 Bay Street Suite 3200, PO Box 153
Toronto, Ontario, Canada M5H 2Y4
Tel: (416) 360-4710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: March 6, 2009	By:	/s/ Larry E. Phillips
Larry E. Phillips
Senior Vice-President, Corporate Affairs & Corporate Secretary

Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Company

IAMGOLD Corporation

401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4

2.	Date of Material Change

February 25, 2009

3.	News Release

A news release was issued by IAMGOLD Corporation ("IAMGOLD") on February 25, 2009, at Toronto, Ontario, Canada, through Marketwire.  A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.	Summary of Material Change

On February 25, 2009, IAMGOLD announced the closing of a transaction with Orezone Resources Inc. ("Orezone"), whereby IAMGOLD acquired all of the outstanding common shares of Orezone.  The transaction was completed by way of an arrangement pursuant to the Canada Business Corporations Act.

5.	Full Description of Material Change

On February 25, 2009, the Corporation acquired (the "Transaction") all of the outstanding common shares of Orezone ("Orezone Shares") pursuant to an arrangement agreement dated December 10, 2008, as amended January 12, 2009, between IAMGOLD, Orezone and Orezone Gold Corporation ("New Orezone").  Orezone's principal asset was a 90 per cent interest in the Essakane gold project in Burkina Faso, West Africa.

Pursuant to the Transaction, the holders of common shares of Orezone received for each one Orezone Share (i) 0.08 of a common share of IAMGOLD, and (ii) 0.125 of a common share of New Orezone, a new public exploration and development company. As part of the Transaction, the exploration properties of Orezone that were not related to the Essakane Project were spun-out into New Orezone together with $10,000,000 in cash.

6.	Reliance on Subsection 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following address and telephone number:

Larry Phillips
Senior Vice-President, Corporate Affairs and Corporate Secretary
IAMGOLD Corporation
Telephone:  (416) 360-4719

9.	Date of Report

DATED at Toronto, Ontario this 6th day of March, 2009.

IAMGOLD CORPORATION
By:

(signed) "Tim Bradburn"
Tim Bradburn, Assistant Corporate Secretary